Exhibit 99.1
press release

ArcelorMittal publishes interim update on its company-wide safety audit

10 April 2024, 16:45 CET
ArcelorMittal (‘the Company’) announced in December 2023 that it had engaged dss+, a leading provider of sustainable operations management consulting services, to conduct a company-wide audit of its safety practices.
Today, it shares a first interim update about what has been achieved in the first three months of the audit, and the scale and scope of the work underway.

The complete audit is expected to take nine months to complete with the key recommendations due to be published in September 2024.

The audit focuses on three key areas:

1. Fatality prevention standards audits
2. Process safety risk management assessment
3. Top-to-bottom health and safety governance review

The interim report, available at https://corporate.arcelormittal.com/corporate-library, is published to provide an update on the progress of the audit to our stakeholders and in our effort to increase transparency. Further reporting on health and safety, where appropriate, will be included in the Company’s 2024 integrated annual review.

ENDS

About ArcelorMittal
ArcelorMittal is one of the world’s leading integrated steel and mining companies with a presence in 60 countries and primary steelmaking operations in 15 countries. It is the largest steel producer in Europe, among the largest in the Americas, and has a growing presence in Asia through its joint venture AM/NS India. ArcelorMittal sells its products to a diverse range of customers including the automotive, engineering, construction and machinery industries, and in 2023 generated revenues of $68.3 billion, produced 58.1 million metric tonnes of crude steel and 42.0 million tonnes of iron ore.
Our purpose is to produce smarter steels for people and planet. Steels made using innovative processes which use less energy, emit significantly less carbon and reduce costs. Steels that are cleaner, stronger and reusable. Steels for the renewable energy infrastructure that will support societies as they transform through this century. With steel at our core, our inventive people and an entrepreneurial culture at heart, we will support the world in making that change.
ArcelorMittal is listed on the stock exchanges of New York (MT), Amsterdam (MT), Paris (MT), Luxembourg (MT) and on the Spanish stock exchanges of Barcelona, Bilbao, Madrid and Valencia (MTS).
http://corporate.arcelormittal.com/

Contact information ArcelorMittal Investor Relations

General	+44 20 7543 1128
Retail	+44 20 3214 2893
SRI	+44 20 3214 2801
Bonds/Credit E-mail	+33 171 921 026 investor.relations@arcelormittal.com

Contact information ArcelorMittal Corporate Communications
Paul Weigh Tel: E-mail:	+44 20 3214 2419 press@arcelormittal.com